Exhibit 99.1

BROOKFIELD RENEWABLE CORPORATION

REPORT OF VOTING RESULTS

Special Meeting of Shareholders

October 14, 2026

National Instrument 51-102 – Section 11.3 (Canada)

A special meeting of shareholders of Brookfield Renewable Corporation (the “Corporation”) was held on Wednesday, October 14, 2026 at 12:00 p.m. (Toronto time) (the “Meeting”). At the Meeting, shareholders holding 100,335,468 class A exchangeable subordinate voting shares (“Exchangeable Shares”), representing 66.50% of the Corporation’s 150,879,577 issued and outstanding Exchangeable Shares on the record date for the Meeting, and 43,661 class B multiple voting shares (“Class B Shares”), representing 100% of the Corporation’s issued and outstanding Class B Shares on the record date for the Meeting, were represented in person or by proxy. Capitalized terms used herein but not otherwise defined have the meanings given to such terms in the joint management information circular of Brookfield Renewable Partners L.P. and the Corporation dated August 26, 2026 (the “Circular”).

The following is a summary of the votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Meeting.

BEPC Transaction Resolution

The BEPC Transaction Resolution, as set out in the Circular as Appendix C, was approved by (i) not less than 66⅔% of the votes cast at the Meeting by holders of Exchangeable Shares and holders of Class B Shares, voting together as a class; and (ii) not less than 66⅔% of the votes cast at the Meeting by holders of Exchangeable Shares, voting separately as a class.

In accordance with the Corporation’s articles (i) for the vote of holders of Exchangeable Shares and holders of Class B Shares, voting together as a class, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 452,638,731 votes in the aggregate, representing a 75% voting interest in the Corporation; and (ii) for the vote of holders of Exchangeable Shares, voting separately as a class, each Exchangeable Share was entitled to one vote.

Management received the following proxies from the holders of Exchangeable Shares and Class B Shares on the BEPC Transaction Resolution:

	Votes For	%	Votes Against	%
Exchangeable Shares and Class B Shares voting together as a class	523,201,096	94.62%	29,773,103	5.38%
Exchangeable Shares voting separately as a class	70,562,365	70.33%	29,773,103	29.67%

Other Business

There were no other matters coming before the Meeting that required a vote by either the holders of Exchangeable Shares or Class B Shares.

BROOKFIELD RENEWABLE CORPORATION

By:	“Jennifer Mazin”
Name: Jennifer Mazin
Title: Co-President, General Counsel and Corporate Secretary

Dated: October 14, 2026